Exhibit 4.8
ZHOU XIN
and
SHANGHAI CRIC INFORMATION TECHNOLOGY CO., LTD.

LOAN AGREEMENT

April 1, 2008

Loan Agreement
This Loan Agreement (hereinafter, this “Agreement”) is entered into in Shanghai as of April 1, 2008 by and between the following Parties:
1.	Zhou Xin, a PRC citizen (identity card number: ) (the “Borrower”)

2.
Shanghai CRIC Information Technology Co., Ltd., a wholly foreign-owned enterprise incorporated in accordance with the PRC laws, with its legal address at Room 308, Technology Tower A, No. 149 Yanchang Road, Shanghai (the “Lender”).

(In this Agreement, each of the above parties shall be hereinafter referred to individually as a “Party” and collectively as the “Parties”.)
Whereas:
(1)
Shanghai Tian Zhuo Advertising Co., Ltd. (hereinafter referred to as the “Domestic Company”) is a limited liability company incorporated in accordance with the PRC laws; its registered address is Room 201, Building 2, No. 38 Haiguang Road, Shanyang Town, Jinshan District, Shanghai, and its registered capital is one million Renminbi (RMB1,000,000). The Borrower is the sole existing shareholder of the Domestic Company.

(2)
The Lender intends to provide shareholder loan to the Domestic Company to be used for the capital increase by the Domestic Company in Shanghai Run Dao Culture Co., Ltd. (“Run Dao”) and for the funds necessary for the Domestic Company’s purchase from Run Dao of the advertising release right. Therefore, the Borrower has obtained necessary capital support from the Lender.

(3)	In order to define the rights and obligations of the Borrower and the Lender under relevant loan arrangements, the Parties hereby agree as follows:
Article 1 Definitions
1.1	In this Agreement:

“Debt” means the amount of loan which has not been repaid;

“Effective Date” means the date on which this Agreement is duly executed by the Parties hereto;

“Loan” means the loan in Renminbi provided by the Lender to the Borrower;

“PRC” means the People’s Republic of China, for the purpose of this Agreement excluding Hong Kong, Macau and Taiwan.

“Repayment Notice” has the meaning as provided in Article 4.1;

“Repayment Application” has the meaning as provided in Article 4.2;

“Rights” has the meaning as provided in Article 9.5.
1.2	Any term referred to herein shall have the following meanings:

“Article” shall, unless the context otherwise requires, be construed as a reference to a clause of this Agreement;

“Tax” shall be construed so as to include any tax, levy, impost or other charge of a similar nature (including, without limitation, any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same); and

The “Lender” and the “Borrower” shall be construed so as to include their successors and assignees as permitted by the Parties based on their respective interests.
1.3
Unless the context otherwise requires, any reference herein to this Agreement or any agreement or document shall be construed as including this Agreement or, as the case may be, such other agreement or document as may be from time to time, or have been amended, varied, substituted or supplemented.

1.4	The headings are for reference only.
1.5	Unless the context otherwise requires, the plural form herein shall include the singular form and vice versa.
Article 2 Amount and Interest Rate of Loan
2.1	The Parties hereby agrees that the principal of the Loan provided to the Borrower by the Lender hereunder amounts to seventy million Renminbi (RMB70,000,000).
2.2	The interest rate of the Loan hereunder is null, i.e., no interest shall be collected.
Article 3 Use of Loan
The Borrower shall use the Loan hereunder only as shareholder’s loan to Domestic Company and for the capital increase in Shanghai Run Dao Culture Co., Ltd. (“Run Dao”) and purchase of advertising release right from Run Dao.

Article 4 Repayment
4.1
The Lender may, at its sole discretion, deliver a repayment notice (“Repayment Notice”) thirty (30) days in advance to the Borrower at any time demanding the Borrower to repay the Debt in full or in part. Under the circumstance that the Lender requests the Borrower to repay the loan pursuant to the preceding sentence, the Lender shall have the right to purchase or designate a third party to purchase the relevant equity interests held by the Borrower in the Domestic Company at a Transferred Equity Price equal to the amount of Debt to be repaid, with the precondition that the ratio of the equity interest to be purchased to the equity interest held by the Borrower in the Domestic Company shall be equivalent to that of the Debt to be repaid to the principal of loan by the Borrower hereunder.

4.2
The Borrower may at any time serve a repayment application (“Repayment Application”) thirty (30) days in advance to the Lender applying for repayment of the Debt in full or in part. Under such circumstance, the Lender is entitled to purchase or designate a third party to purchase from the Borrower the relevant equity interests the Borrower then holds in the Domestic Company at a Transferred Equity Price equal to the amount of Debt to be repaid, with the precondition that the ratio of the equity interest to be purchased to the equity interest held by the Borrower in the Domestic Company shall be equivalent to that of the Debt to be repaid to the principal of loan by the Borrower hereunder.

4.3
Upon the expiration of the thirty-day period provided for in the Repayment Notice or the Repayment Application, the Borrower required to repay the Debt or applying for repayment of the Debt shall make repayment in cash, or in such other manner as determined by due resolutions at the meeting of Lender’s board of directors in accordance with the Lender’s Articles of Association and applicable laws and regulations.

4.4
Upon the repayment of the Debt by the Borrower pursuant to the above provisions in Article 4 hereof, the Parties shall have completed the equity interest transfer as provided for in Article 4.1 or 4.2 hereof, thus to secure that while the repayment of the Debt, the Lender or the third party designated by the Lender has lawfully and completely obtained the relevant equity interest in the Domestic Company pursuant to Article 4.1 and 4.2 hereof, and such equity interest is free and clear of any pledge or encumbrances in any other forms.

Article 5 Taxes
All Taxes that may incur in connection with the Loan shall be borne by the Lender.

Article 6 Confidentiality
6.1
Regardless of the termination of this Agreement, the Borrower shall be obliged to keep in confidence the following information (hereinafter collectively the “Confidential Information”): (i) the execution, performance and the contents of this Agreement; (ii) the business secret, proprietary information and customer information of the Lender known to or received by the Borrower in connection with the execution and performance of this Agreement. The Borrower is only entitled to use such Confidential Information for the performance of its obligations hereunder. The Borrower shall not disclose the above Confidential Information to any third party without the written permission of the Lender; otherwise it shall be liable to the default liability and indemnify the losses of the Lender.

6.2
Upon termination of this Agreement, the Borrower shall, upon request by the Lender, return, destroy or otherwise dispose of all the documents, materials or software containing the Confidential Information and stop using such Confidential Information.

6.3	Notwithstanding any other provisions herein, the validity of this Article 6 shall survive the suspension or termination of this Agreement.
Article 7 Notices
7.1	Any notice, request, demand and other correspondence required by or made in accordance with this Agreement shall be in writing and delivered to the relevant Party.
7.2
Any of the aforementioned notices or other correspondence shall be deemed to have been delivered upon delivery when it is transmitted by facsimile or telex; or upon handover to the receiver when it is delivered in person, or on the fifth (5) day after posting when it is delivered by mail.

Article 8 Liability for Breach of Contract
8.1
The Borrower undertakes to hold the Lender harmless and indemnify the Lender against any actions, charges, claims, costs, damages, demands, expenses, liabilities, losses and proceedings which the Lender may suffer or subject to as a result of any default by the Borrower of its obligations hereunder.

8.2	Notwithstanding any other provisions herein, the validity of this Article shall survive the suspension or termination of this Agreement.

Article 9 Miscellaneous
9.1	This Agreement is made in Chinese in two (2) originals with each Party hereto holding one.
9.2	The execution, effectiveness, performance, amendment, interpretation and termination of this Agreement shall be governed by PRC laws.
9.3
Any dispute arising hereunder and in connection herewith shall be settled through consultations between the Parties, and if no agreement regarding such dispute can be reached within thirty (30) days upon its occurrence, such dispute shall be submitted to the Shanghai Sub-commission of China International Economic and Trade Arbitration Commission for arbitration in Shanghai in accordance with the arbitration rules thereof, and the arbitration award shall be final and binding on both Parties.

9.4
Any rights, powers and remedies entitled to the Parties by any provisions herein shall not preclude any other rights, powers and remedies entitled to such Party in accordance with the laws and other provisions under this Agreement, and the exercise of its rights, powers and remedies by a Party shall not preclude its exercise of its other rights, powers and remedies.

9.5
No failure or delay by a Party to exercise any of its rights, powers and remedies hereunder or in accordance with the laws (hereinafter, the “Rights”) shall be construed as a waiver of such Rights, and the waiver of any single or partial Rights shall not preclude its exercise of such Rights in any other way and its exercise of other Rights.

9.6	The headings of each article herein are for reference only, and in no circumstances shall such headings be used in or affect the interpretation of the provisions hereof.
9.7
Each provision contained herein shall be severable from and independent of other provisions, and if at any time one or more articles herein are held to be invalid, illegal or unenforceable, the validity, legality and enforceability of other provisions herein shall not be affected as a result thereof.

9.8	Any amendments or supplements to this Agreement shall be in writing and shall become effective upon the due execution by the Parties hereto.

9.9
The Borrower shall not assign any of its rights and/or obligations hereunder to any third party without the prior written consent from the Lender, and the Lender is entitled to assign any of its rights and/or obligations hereunder to any of its designated third parties upon notice to the other Party.

9.10	This Agreement shall be binding on the legal successors of the Parties.
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[Execution Page]
IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date and in the place first set forth above.
Zhou Xin

Signature:	/s/ Zhou Xin

Shanghai CRIC Information Technology Co., Ltd.
(Company chop)

Signature:	/s/ Shanghai CRIC Information Technology Co., Ltd.

Name:
Position: